September 28,
2018

Brian Kinion
Chief Financial Officer
Upwork Inc.
441 Logue Avenue
Mountain View, California 94043

       Re: Upwork Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 21, 2018
           File No. 333-227207

Dear Mr. Kinion:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 18, 2018 letter.

Form S-1/A filed September 21, 2018

Risk Factors, page 15
Failure to comply with anti-corruption, anti-money laundering and sanctions laws,..., page 30

1. Your website states that businesses and individuals in countries including Iran are not permitted to register for accounts or utilize your platform. We located postings on your website by individuals seeking sales channel partners for Iran, seeking someone to translate e-mails and calls with clients in Iran, and seeking to recruit students from Iran to study abroad in Europe. We also located a posting by an employer looking for people living in Sudan to place test orders. Iran and Sudan are designated by the U.S.
 Brian Kinion
Upwork Inc.
September 28, 2018
Page 2
         Department of State as state sponsor of terrorism and are subject to U.S. economic sanctions and/or export controls. Your Form S-1 does not provide disclosure about Iran and Sudan.

         Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran and Sudan, including with their governments, whether through subsidiaries, users, clients, partners, affiliates, or other direct or indirect arrangements. Please also discuss the materiality of any contacts with those countries, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Iran and Sudan for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.
       You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Al Pavot, Staff
Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                               Sincerely,
FirstName LastNameBrian Kinion
                                                               Division of
Corporation Finance
Comapany NameUpwork Inc.
                                                               Office of
Manufacturing and
September 28, 2018 Page 2                                      Construction
FirstName LastName